Pricing Supplement dated June 25, 2024	Registration Statement No. 333-275898 Filed Pursuant to Rule 424(b)(2)
Royal Bank of Canada	$11,854,000 Capped Buffered Return Enhanced Notes Due December 31, 2025 Linked to a Basket of 16 Common Equity Securities Senior Global Medium-Term Notes, Series J

•	Investors in the Notes will receive enhanced exposure of 2.00 times any appreciation of the Basket at maturity if the Final Basket Value is greater than or equal to the Initial Basket Value, subject to the Maximum Return. If the Final Basket Value is less than or equal to the Initial Basket Value but is greater than or equal to the Buffer Value, at maturity, investors will receive the principal amount of the Notes. If the Final Basket Value is less than the Buffer Value, at maturity, investors will lose approximately 1.1765% of the principal amount of Notes for each 1% that the Final Basket Value is less than the Initial Basket Level below the Buffer Value.

•	Investors in the Notes should be willing to forgo fixed interest and dividend payments and, if the value of the Basket declines by more than 15%, be willing to lose some or all of their principal.

•	Senior unsecured debt securities of Royal Bank of Canada. All payments on the Notes are subject to our credit risk.

•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof

•	The Notes priced on June 25, 2024 (the “Trade Date”) and are expected to be issued on or about June 28, 2024 (the “Issue Date”).

Key Terms	Terms used in this pricing supplement, but not defined herein, will have the meanings ascribed to them in the product supplement.
Issuer:	Royal Bank of Canada
Basket:	A basket consisting of the securities listed under "The Basket and the Basket Components" on page PS-2 of this pricing supplement (each, a “Basket Underlier”).
Payment at Maturity:

You will receive on the Maturity Date:

•

if the Final Basket Value is greater than or equal to the Initial Basket Value, a cash amount calculated as follows, subject to the Maximum Return:

$1,000 + ($1,000 × Basket Return × Participation Rate)

•

if the Final Basket Value is less than or equal to the Initial Basket Value but is greater than or equal to the Buffer Value: $1,000

In this case, you will not receive any return on your investment in the Notes.

•

if the Final Basket Value is less than the Buffer Value, you will lose approximately 1.1765% of the principal amount of the Notes for every 1% that the Final Basket Value is less than the Buffer Value, a cash amount calculated as follows:

$1,000 + [$1,000 × (Basket Return + Buffer Percentage) × Downside Multiplier]

In this case, you will lose approximately 1.1765% of the principal amount of the Notes for each 1% that the Final Basket Value is less than the Initial Basket Level below the Buffer Value, and you will lose some or all of your initial investment.

Participation Rate:	2.00
Maximum Return:	27.02%, which is equal to a maximum payment at maturity of $1,270.20 per $1,000 principal amount of the Notes
Downside Multiplier:	100/85, which is approximately 1.1765
Basket Return:	Final Basket Value – Initial Basket Value Initial Basket Value
Buffer Percentage:	15%
Buffer Value:	85, which is 85% of the Initial Basket Value
Initial Basket Value:	Set equal to 100 on the Trade Date
Final Basket Value:	The Final Basket Value will be calculated as follows: 100 × [1 + (the sum of, for each Basket Underlier, its Basket Underlier Return times its Basket Weighting)]
Basket Underlier Return:	The Basket Underlier Return of each Basket Underlier will be calculated as follows: Final Basket Underlier Value – Initial Basket Underlier Value Initial Basket Underlier Value
Final Basket Underlier Value:	For each Basket Underlier, the closing value of that Basket Underlier on the Valuation Date
Valuation Date:*	December 26, 2025
Maturity Date:*	December 31, 2025
CUSIP/ISIN:	78017G3T6 / US78017G3T60
Calculation Agent:	RBC Capital Markets, LLC (“RBCCM”)

* Subject to postponement. See “General Terms of the Notes—Postponement of a Determination Date” and “General Terms of the Notes—Postponement of a Payment Date” in the accompanying product supplement.

Investing in the Notes involves a number of risks. See “Selected Risk Considerations” beginning on page PS-6 of this pricing supplement and “Risk Factors” in the accompanying prospectus, prospectus supplement and product supplement.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission or any other regulatory body has approved or disapproved of the Notes or passed upon the adequacy or accuracy of this pricing supplement. Any representation to the contrary is a criminal offense. The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality. The Notes are not bail-inable notes and are not subject to conversion into our common shares under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act. The Notes will not be listed on any U.S. securities exchange or quotation system.

	Price to Public[1]	Underwriting Commission[2]	Proceeds to Royal Bank of Canada
Per Note	$1,000.00	$12.50	$987.50
Total	$11,854,000	$148,175	$11,705,825

1 Certain fiduciary accounts purchasing the Notes will pay a purchase price of $987.50 per Note, and the placement agents will forgo any fees with respect to sales made to those accounts. The price to the public for all other purchases of the Notes is 100%.

2 JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and their affiliates will act as placement agents for the Notes and will receive a fee from the Issuer that will not exceed $12.50 per $1,000 principal amount of Notes, but will forgo any fees for sales to certain fiduciary accounts.

The initial estimated value of the Notes determined by us as of the Trade Date, which we refer to as the initial estimated value, is $982.09 per $1,000 principal amount of Notes and is less than the public offering price of the Notes. The market value of the Notes at any time will reflect many factors, cannot be predicted with accuracy and may be less than this amount. We describe the determination of the initial estimated value in more detail below.

RBC Capital Markets, LLC	JPMorgan Chase Bank, N.A.	J.P. Morgan Securities LLC
Placement Agents

THE BASKET AND THE BASKT UNDERLIERS

Basket Underlier	Bloomberg Ticker	Basket Weighting	Initial Basket Underlier Value(1)
Common stock of Applied Materials, Inc.	AMAT UW	1/16	$234.27
Common stock of Advanced Micro Devices, Inc.	AMD UW	1/16	$160.25
Common stock of Amazon.com, Inc.	AMZN UW	1/16	$186.34
Common stock of Broadcom Inc.	AVGO UW	1/16	$1,580.79
Common stock of Salesforce, Inc.	CRM UN	1/16	$241.76
Class A common stock of CrowdStrike Holdings, Inc.	CRWD UW	1/16	$386.76
Ordinary shares of Cyberark Software Ltd.	CYBR UW	1/16	$262.75
Class A common stock of Datadog, Inc.	DDOG UW	1/16	$119.13
Common stock of Equinix, Inc.	EQIX UW	1/16	$742.86
Class A common stock of Alphabet Inc.	GOOGL UW	1/16	$184.03
Common stock of Marvell Technology, Inc.	MRVL UW	1/16	$68.26
Common stock of Microsoft Corporation	MSFT UW	1/16	$450.95
Common stock of ServiceNow, Inc.	NOW UN	1/16	$754.81
Common stock of NVIDIA Corporation	NVDA UW	1/16	$126.09
Common stock of Quanta Services, Inc.	PWR UN	1/16	$272.97
Class A subordinate voting shares of Shopify Inc.	SHOP UN	1/16	$64.78

(1) With respect to each Basket Underlier, the closing value of that Basket Underlier on the Trade Date

Additional Terms of the Notes

You should read this pricing supplement together with the prospectus dated December 20, 2023, as supplemented by the prospectus supplement dated December 20, 2023, relating to our Senior Global Medium-Term Notes, Series J, of which the Notes are a part and the product supplement no. 1A dated May 16, 2024. This pricing supplement, together with these documents, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials, including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement and the documents listed below. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. These documents are an offer to sell only the Notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in each such document is current only as of its date.

If the information in this pricing supplement differs from the information contained in the documents listed below, you should rely on the information in this pricing supplement.

You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” in this pricing supplement and “Risk Factors” in the documents listed below, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated December 20, 2023:

https://www.sec.gov/Archives/edgar/data/1000275/000119312523299520/d645671d424b3.htm

•	Prospectus Supplement dated December 20, 2023:

https://www.sec.gov/Archives/edgar/data/1000275/000119312523299523/d638227d424b3.htm

•	Product Supplement No. 1A dated May 16, 2024:

https://www.sec.gov/Archives/edgar/data/1000275/000095010324006777/dp211286_424b2-ps1a.htm

Our Central Index Key, or CIK, on the SEC website is 1000275. As used in this pricing supplement, “Royal Bank of Canada,” “we,” “our” and “us” mean only Royal Bank of Canada.

What Are the Payments on the Notes at Maturity Assuming a Range of Performance for the Basket?

The following table and examples illustrate hypothetical payments and total returns at maturity per $1,000 principal amount of Notes for a range of performance of the Basket. The table and examples reflect the Initial Basket Value of 100, the Participation Rate of 2.00, the Buffer Value of 85, the Downside Multiplier of approximately 1.1765% and the Maximum Return of 27.02%. The table and examples are only for illustrative purposes and may not show the actual payments or returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis. The examples below do not take into account any tax consequences from investing in the Notes.

Final Basket Value	Basket Return	Payment at Maturity	Total Return on the Notes
150.00	50.00%	$1,270.20	27.02%
140.00	40.00%	$1,270.20	27.02%
130.00	30.00%	$1,270.20	27.02%
120.00	20.00%	$1,270.20	27.02%
115.00	15.00%	$1,270.20	27.02%
113.51	13.51%	$1,270.20	27.02%
110.00	10.00%	$1,200.00	20.00%
105.00	5.00%	$1,100.00	10.00%
100.00	0.00%	$1,000.00	0.00%
95.00	-5.00%	$1,000.00	0.00%
90.00	-10.00%	$1,000.00	0.00%
85.00	-15.00%	$1,000.00	0.00%
84.00	-16.00%	$988.24	-1.18%
80.00	-20.00%	$941.18	-5.88%
75.00	-25.00%	$882.35	-11.76%
60.00	-40.00%	$705.88	-29.41%
50.00	-50.00%	$588.24	-41.18%
40.00	-60.00%	$470.59	-52.94%
30.00	-70.00%	$352.94	-64.71%
20.00	-80.00%	$235.29	-76.47%
10.00	-90.00%	$117.65	-88.24%
0.00	-100.00%	$0.00	-100.00%

Example 1: The value of the Basket increases from the Initial Basket Value to a Final Basket Value of 110.00, resulting in a Basket Return of 10.00%.

Because the Final Basket Value is greater than or equal to the Initial Basket Value, the investor receives a payment at maturity of $1,200.00 per $1,000 principal amount of Notes, calculated as follows:

$1,000 + ($1,000 × 10.00% × 2.00) = $1,200.00

Example 2: The value of the Basket increases from the Initial Basket Value to a Final Basket Value of 150.00, resulting in a Basket Return of 50.00%.

Because the Basket Return of 50.00% exceeds the Maximum Return of 27.02%, the investor will receive a payment at maturity of $1,270.20 per $1,000 principal amount of the Notes, which is the maximum payment on the Notes.

In this case, the return on the Notes is less than the Basket Return.

Example 3: The value of the Basket decreases from the Initial Basket Value to a Final Basket Value of 90.00, resulting in a Basket Return of -10.00%.

Even though the Basket Return is negative, because the Final Basket Value is greater than or equal to the Buffer Value, the investor will receive a payment at maturity of $1,000 per $1,000 principal amount of the Notes.

Example 4: The value of the Basket decreases from the Initial Basket Value to a Final Basket Value of 50.00, resulting in a Basket Return of -50.00%.

Because the Final Basket Value is less than the Buffer Value, the investor will receive a payment at maturity of $588.24 per $1,000 principal amount of Notes, calculated as follows:

$1,000 + [$1,000 × (-50.00% + 15.00%) × 100.00/85.00] = $588.24

In this case, the amount that will be paid on the Notes will be significantly less than the principal amount.

Selected Risk Considerations

An investment in the Notes involves significant risks. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. Some of the risks that apply to an investment in the Notes are summarized below, but we urge you to read also the “Risk Factors” sections of the accompanying prospectus, prospectus supplement and product supplement. You should not purchase the Notes unless you understand and can bear the risks of investing in the Notes.

Risks Relating to the Terms and Structure of the Notes

•	You May Lose All or a Portion of the Principal Amount at Maturity — If the Final Basket Value is less than the Buffer Value, you will lose approximately 1.1765% of the principal amount of your Notes for each 1% that the Final Basket Value is less than the Initial Basket Level below the Buffer Value. You could lose all or a substantial portion of your principal amount at maturity.

•	Your Potential Payment at Maturity Is Limited — The Notes will provide less opportunity to participate in increases in the value of the Basket than an investment in the Basket Underliers or a security linked to the Basket Underliers providing full participation in the appreciation, because any positive return on the Notes will not exceed the Maximum Return. Accordingly, your return on the Notes may be less than your return would be if you made an investment in the Basket Underliers, or such a linked security.

•	The Notes Do Not Pay Interest and Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity — There will be no periodic interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity. The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments. Your return on the Notes, which may be negative, may be less than the return you would earn if you purchased one of our conventional senior interest-bearing debt securities.

•	The Contingent Repayment of Principal Applies Only at Maturity — You should be willing to hold your Notes to maturity. If you sell your Notes prior to maturity in the secondary market, if any, you may have to sell your Notes at a loss relative to your initial investment even if the value of the Basket is above the Buffer Value.

•	Changes in the Price of One Basket Underlier May Be Offset by Changes in the Prices of the Other Basket Underliers — The values of the Basket Underliers may offset each other. The value of one Basket Underlier may increase, while the values of one or more of the other Basket Underliers may decrease, reducing the value of the Basket.

•	Payments on the Notes Are Subject to Our Credit Risk, and Market Perceptions about Our Creditworthiness May Adversely Affect the Market Value of the Notes — The Notes are our senior unsecured debt securities, and your receipt of any amounts due on the Notes is dependent upon our ability to pay our obligations as they come due. If we were to default on our payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment. In addition, any negative changes in market perceptions about our creditworthiness may adversely affect the market value of the Notes.

•	Any Payment on the Notes Will Be Determined Based on the Closing Values of the Basket Underliers on the Dates Specified — Any payment on the Notes will be determined based on the closing values of the Basket Underliers on the dates specified. You will not benefit from any more favorable values of the Basket Underliers determined at any other time.

•	The U.S. Federal Income Tax Consequences of an Investment in the Notes Are Uncertain —There is no direct legal authority regarding the proper U.S. federal income tax treatment of the Notes, and significant aspects of the tax treatment of the Notes are uncertain. Moreover, the Notes may be subject to the “constructive ownership” regime, in which case certain adverse tax consequences may apply upon your disposition of a Note. You should review carefully the section entitled “United States Federal Income Tax Considerations” herein, in combination with the section entitled “United States Federal Income Tax Considerations” in the accompanying product supplement, and consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the Notes.

Risks Relating to the Initial Estimated Value of the Notes and the Secondary Market for the Notes

•	There May Not Be an Active Trading Market for the Notes; Sales in the Secondary Market May Result in Significant Losses — There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange. RBCCM and our other affiliates may make a market for the Notes; however, they are not required to do so and, if they choose to do so, may stop any market-making activities at any time. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which RBCCM or any of our other affiliates is willing to buy the Notes. Even if a secondary market for the Notes develops, it may not provide enough liquidity to allow you to easily trade or sell the Notes. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your Notes in any secondary market could be substantial. If you sell your Notes before maturity, you may have to do so at a substantial discount from the price that you paid for them, and as a result, you may suffer significant losses. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•	The Initial Estimated Value of the Notes Is Less Than the Public Offering Price — The initial estimated value of the Notes is less than the public offering price of the Notes and does not represent a minimum price at which we, RBCCM or any of our other affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value. This is due to, among other things, changes in the value of the Basket, the internal funding rate we pay to issue securities of this kind (which is lower than the rate at which we borrow funds by issuing conventional fixed rate debt), and the inclusion in the public offering price of the underwriting discount, our estimated profit and the estimated costs relating to our hedging of the Notes. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways. Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the underwriting discount and our estimated profit or the hedging costs relating to the Notes. In addition, any price at which you may sell the Notes is likely to reflect customary bid-ask spreads for similar trades. In addition to bid-ask spreads, the value of the Notes determined for any secondary market price is expected to be based on a secondary market rate rather than the internal funding rate used to price the Notes and determine the initial estimated value. As a result, the secondary market price will be less than if the internal funding rate was used.

•	The Initial Estimated Value of the Notes Is Only an Estimate, Calculated as of the Trade Date — The initial estimated value of the Notes is based on the value of our obligation to make the payments on the Notes, together with the mid-market value of the derivative embedded in the terms of the Notes. See “Structuring the Notes” below. Our estimate is based on a variety of assumptions, including our internal funding rate (which represents a discount from our credit spreads), expectations as to dividends, interest rates and volatility and the expected term of the Notes. These assumptions are based on certain forecasts about future events, which may prove to be incorrect. Other entities may value the Notes or similar securities at a price that is significantly different than we do.

The value of the Notes at any time after the Trade Date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy. As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of the Notes.

Risks Relating to Conflicts of Interest and Our Trading Activities

•	Our and Our Affiliates’ Business and Trading Activities May Create Conflicts of Interest — You should make your own independent investigation of the merits of investing in the Notes. Our and our affiliates’ economic interests are potentially adverse to your interests as an investor in the Notes due to our and our affiliates’ business and trading activities, and we and our affiliates have no obligation to consider your interests in taking any actions that might affect the value of the Notes. Trading by us and our affiliates may adversely affect the value of the Basket and the market value of the Notes. See “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement.

•	RBCCM’s Role as Calculation Agent May Create Conflicts of Interest — As Calculation Agent, our affiliate, RBCCM, will determine any values of the Basket and make any other determinations necessary to calculate any payments on the Notes. In making these determinations, the Calculation Agent may be required to make discretionary judgments, including those described under “— Risks Relating to the Basket Underliers” below. In making these discretionary judgments, the economic interests of the Calculation Agent are potentially adverse to your interests as an investor in the Notes, and any of these determinations may adversely affect any payments on the Notes. The Calculation Agent will have no obligation to consider your interests as an investor in the Notes in making any determinations with respect to the Notes.

Risks Relating to the Basket Underliers

•	You Will Not Have Any Rights to Any Basket Underlier — As an investor in the Notes, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to any Basket Underlier.

•	The Basket Underliers Are Concentrated in the Technology Sector — All of the stocks included in the basket are issued by companies in the technology sector. Although an investment in the Notes will not give holders any ownership or other direct interests in the Basket Underliers, the return on an investment in the Notes will be subject to certain risks associated with a direct equity investment in companies in the technology services sector. Accordingly, by investing in the Notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.

•	The Notes Are Subject to Risks Relating to Non-U.S. Securities with Respect to the Ordinary Shares of Cyberark Software Ltd. And the Class A Subordinate Voting Shares of Shopify Inc.— Because the ordinary shares of Cyberark Software Ltd. and the Class A subordinate voting shares of Shopify Inc. are issued by non-U.S. companies, an investment in the Notes involves risks associated with the home countries of the issuers of those non-U.S. equity securities. The prices of securities of non-U.S. companies may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.

•	We May Accelerate the Notes If a Change-in-Law Event Occurs — Upon the occurrence of legal or regulatory changes that may, among other things, prohibit or otherwise materially restrict persons from holding the Notes or a Basket Underlier, or engaging in transactions in them, the Calculation Agent may determine that a change-in-law-event has occurred and accelerate the Maturity Date for a payment determined by the Calculation Agent in its sole discretion. Any amount payable upon acceleration could be significantly less than any amount that would be due on the Notes if they were not accelerated. However, if the Calculation Agent elects not to accelerate the Notes, the value of, and any amount payable on, the Notes could be adversely affected, perhaps significantly, by the occurrence of such legal or regulatory changes. See “General Terms of Notes—Change-in-Law Events” in the accompanying product supplement.

•	Any Payment on the Notes May Be Postponed and Adversely Affected by the Occurrence of a Market Disruption Event — The timing and amount of any payment on the Notes is subject to adjustment upon the occurrence of a market disruption event affecting a Basket Underlier. If a market disruption event persists for a sustained period, the Calculation Agent may make a discretionary determination of the closing value of any affected Basket Underlier. See “General Terms of the Notes—Reference Stocks and Funds—Market Disruption Events,” “General Terms of the Notes—Postponement of a Determination Date” and “General Terms of the Notes—Postponement of a Payment Date” in the accompanying product supplement.

•	Anti-dilution Protection Is Limited, and the Calculation Agent Has Discretion to Make Anti-dilution Adjustments — The Calculation Agent may in its sole discretion make adjustments affecting any amounts payable on the Notes upon the occurrence of certain corporate events (such as stock splits or extraordinary or special dividends) that the Calculation Agent determines have a diluting or concentrative effect on the theoretical value of a Basket Underlier. However, the Calculation Agent might not make adjustments in response to all such events that could affect the Basket Underliers. The occurrence of any such event and any adjustment made by the Calculation Agent (or a determination by the Calculation Agent not to make any adjustment) may adversely affect the market price of, and any amounts payable on, the Notes. See “General Terms of the Notes—Reference Stocks and Funds—Anti-dilution Adjustments” in the accompanying product supplement.

•	Reorganization or Other Events Could Adversely Affect the Value of the Notes or Result in the Notes Being Accelerated — Upon the occurrence of certain reorganization or other events affecting a Basket Underlier, the Calculation Agent may make adjustments that result in payments on the Notes being based on the performance of (i) cash, securities of another issuer and/or other property distributed to holders of that Basket Underlier upon the occurrence of that event or (ii) in the case of a reorganization event in which only cash is distributed to holders of that Basket Underlier, a substitute security, if the Calculation Agent elects to select one. Any of these actions could adversely affect the value of the affected Basket Underlier and, consequently, the value of the Notes. Alternatively, the Calculation Agent may accelerate the Maturity Date for a payment determined by the Calculation Agent. Any amount payable upon acceleration could be significantly less than any amount that would be due on the Notes if they were not accelerated. However, if the Calculation Agent elects not to accelerate the Notes, the value of, and any amount payable on, the Notes could be adversely affected, perhaps significantly. See “General Terms of the Notes—Reference Stocks and Funds—Anti-dilution Adjustments—Reorganization Events” in the accompanying product supplement.

Information Regarding the Basket Underliers

Each of the Basket Underliers is registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Companies with securities registered under the Exchange Act are required to file financial and other information specified by the SEC periodically. Information provided to or filed with the SEC by the issuers of each Basket Underlier can be located on a website maintained by the SEC at http://www.sec.gov by reference to that issuer’s SEC file number provided above. Information from outside sources is not incorporated by reference in, and should not be considered part of, this document. We have not independently verified the accuracy or completeness of the information contained in outside sources.

Basket Underlier	Exchange Ticker	Exchange	SEC File Number
Common stock of Applied Materials, Inc.	AMAT	Nasdaq*	000-06920
Common stock of Advanced Micro Devices, Inc.	AMD	Nasdaq	001-07882
Common stock of Amazon.com, Inc.	AMZN	Nasdaq	000-22513
Common stock of Broadcom Inc.	AVGO	Nasdaq	001-38449
Common stock of Salesforce, Inc.	CRM	NYSE**	001-32224
Class A common stock of CrowdStrike Holdings, Inc.	CRWD	Nasdaq	001-38933
Ordinary shares of Cyberark Software Ltd.	CYBR	Nasdaq	001-36625
Class A common stock of Datadog, Inc.	DDOG	Nasdaq	001-39051
Common stock of Equinix, Inc.	EQIX	Nasdaq	001-40205
Class A common stock of Alphabet Inc.	GOOGL	Nasdaq	001-37580
Common stock of Marvell Technology, Inc.	MRVL	Nasdaq	000-30877
Common stock of Microsoft Corporation	MSFT	Nasdaq	001-37845
Common stock of ServiceNow, Inc.	NOW	NYSE	001-35580
Common stock of NVIDIA Corporation	NVDA	Nasdaq	000-23985
Common stock of Quanta Services, Inc.	PWR	NYSE	001-13831
Class A subordinate voting shares of Shopify Inc.	SHOP	NYSE	001-37400

* The Nasdaq Stock Market (“Nasdaq”)

**The New York Stock Exchange (“NYSE”)

According to publicly available information:

•	Applied Materials, Inc. provides manufacturing equipment, services and software to the semiconductor, display and related industries.

•	Advanced Micro Devices, Inc. is a global semiconductor company that primarily offers server microprocessors (CPUs), graphics processing units (GPUs), data processing units (DPUs), Field Programmable Gate Arrays (FPGAs) and Adaptive System-on-Chip (SoC) products for data centers; accelerated processing units (APUs) that integrate CPUs and GPUs and chipsets for desktop and notebook personal computers; discrete GPUs, semi-custom SoC products and development services; and embedded CPUs, GPUs, APUs, FPGAs and Adaptive SoC products.

•	Amazon.com, Inc. serves consumers through its online and physical stores; manufactures and sells electronic devices; develops and produces media content; offers subscription services; offers programs that enable sellers to sell their products in its stores and to fulfill orders using its services; offers developers and enterprises a set of technology services, including compute, storage, database, analytics and machine learning, and other services; offers programs that allow authors, independent publishers, musicians, filmmakers, Twitch streamers, skill and app developers and others to publish and sell content; and provides advertising services to sellers, vendors, publishers, authors and others, through programs such as sponsored ads, display and video advertising.

•	Broadcom Inc. designs, develops and supplies a range of semiconductor and infrastructure software solutions.

•	Salesforce, Inc. is a provider of customer relationship management technology.

•	CrowdStrike Holdings, Inc. is a cybersecurity company that provides cloud-delivered protection of endpoints, cloud workloads, identity and data via a software as a service subscription-based model to security markets, including corporate workload security, security and vulnerability management, managed security services, IT operations management, threat intelligence services, identity protection and log management.

•	Cyberark Software Ltd. provides identity security services that safeguard privileged account credentials and secrets, secure access across both human and non-human identities and manage entitlements to cloud environments.

•	Datadog, Inc. provides a monitoring and analytics platform for developers, information technology operations teams and business users in the cloud.

•	Equinix, Inc. is a digital infrastructure company with a platform that includes data center offerings, interconnection offerings and digital offerings.

•	Alphabet Inc. is a collection of businesses, the largest of which is Google Inc., which (i) offers products and platforms through which it generates revenues primarily by delivering both performance advertising and brand advertising and (ii) provides cloud services to businesses.

•	Marvell Technology, Inc. is a supplier of data infrastructure semiconductor solutions, spanning the data center core to network edge.

•	Microsoft Corporation is a technology company that develops and supports software, services, devices and solutions.

•	ServiceNow, Inc. is a provider of enterprise cloud computing services that define, structure, manage and automate digital workflows for global enterprises.

•	NVIDIA Corporation invented the graphics processing unit (GPU) and has leveraged its GPU architecture to create platforms for scientific computing, artificial intelligence, data science, autonomous vehicles, robotics and augmented and virtual reality.

•	Quanta Services, Inc. provides infrastructure solutions for the electric and gas utility, renewable energy, communications, pipeline and energy industries in the United States, Canada, Australia and select other international markets.

•	Shopify Inc. a Canadian company, is a provider of internet infrastructure for commerce that offers merchants software to display, manage, market and sell their products over different sales channels and that provides a back end that merchants use to manage their business and buyers across these multiple sales channels.

Historical Information

The following graphs set forth historical closing values of each Basket Underlier for the period from January 1, 2014 (or from the initial listing date, if later) to June 25, 2024. We obtained the information in the graphs from Bloomberg Financial Markets, without independent investigation. We cannot give you assurance that the performance of the Basket Underliers will result in the return of any of your initial investment.

Applied Materials, Inc.

Advanced Micro Devices, Inc.

Amazon.com, Inc.

Broadcom Inc.

Salesforce, Inc.

CrowdStrike Holdings, Inc.

CyberArk Software Ltd.

Datadog, Inc.

Equinix, Inc.

Alphabet Inc.

Marvell Technology, Inc.

Microsoft Corporation

ServiceNow, Inc.

NVIDIA Corporation

Quanta Services, Inc.

Shopify Inc.

United States Federal Income Tax Considerations

You should review carefully the section in the accompanying product supplement entitled “United States Federal Income Tax Considerations.” The following discussion, when read in combination with that section, constitutes the full opinion of our counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of the Notes.

Generally, this discussion assumes that you purchased the Notes for cash in the original issuance at the stated issue price and does not address other circumstances specific to you, including consequences that may arise due to any other investments relating to the Basket Underliers. You should consult your tax adviser regarding the effect any such circumstances may have on the U.S. federal income tax consequences of your ownership of a Note.

In the opinion of our counsel, it is reasonable to treat the Notes for U.S. federal income tax purposes as prepaid financial contracts that are “open transactions,” as described in the section entitled “United States Federal Income Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Prepaid Financial Contracts that are Open Transactions” in the accompanying product supplement. There is uncertainty regarding this treatment, and the Internal Revenue Service (the “IRS”) or a court might not agree with it. A different tax treatment could be adverse to you. Generally, if this treatment is respected, subject to the potential application of the “constructive ownership” regime discussed below, (i) you should not recognize taxable income or loss prior to the taxable disposition of your Notes (including upon maturity or an earlier redemption, if applicable) and (ii) the gain or loss on your Notes should be treated as short-term capital gain or loss unless you have held the Notes for more than one year, in which case your gain or loss should be treated as long-term capital gain or loss.

Even if the treatment of the Notes as prepaid financial contracts is respected, purchasing a Note could be treated as entering into a “constructive ownership transaction” within the meaning of Section 1260 of the Internal Revenue Code (“Section 1260”). In that case, all or a portion of any long-term capital gain you would otherwise recognize upon the taxable disposition of the Note would be recharacterized as ordinary income to the extent such gain exceeded the “net underlying long-term capital gain” as defined in Section 1260. Any long-term capital gain recharacterized as ordinary income would be treated as accruing at a constant rate over the period you held the Note, and you would be subject to a notional interest charge in respect of the deemed tax liability on the income treated as accruing in prior tax years. Due to the lack of direct legal authority, our counsel is unable to opine as to whether or how Section 1260 applies to the Notes.

We do not plan to request a ruling from the IRS regarding the treatment of the Notes. An alternative characterization of the Notes could materially and adversely affect the tax consequences of ownership and disposition of the Notes, including the timing and character of income recognized. In addition, the U.S. Treasury Department and the IRS have requested comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar financial instruments and have indicated that such transactions may be the subject of future regulations or other guidance. Furthermore, members of Congress have proposed legislative changes to the tax treatment of derivative contracts. Any legislation, Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect.

Non-U.S. Holders. As discussed under “United States Federal Income Tax Considerations—Tax Consequences to Non-U.S. Holders—Dividend Equivalents under Section 871(m) of the Code” in the accompanying product supplement, Section 871(m) of the Internal Revenue Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. The Treasury regulations, as modified by an IRS notice, exempt financial instruments issued prior to January 1, 2027 that do not have a “delta” of one. Based on certain determinations made by us, our counsel is of the opinion that Section 871(m) should not apply to the Notes with regard to Non-U.S. Holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination.

We will not be required to pay any additional amounts with respect to U.S. federal withholding taxes.

You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments and the potential application of the “constructive ownership” regime, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates will act as placement agents for the Notes and will receive a fee from the Issuer that will not exceed the amount per $1,000 principal amount of Notes specified on the cover of this pricing supplement, but will forgo any fees for sales to certain fiduciary accounts. We or one of our affiliates will also pay an expected fee to a broker-dealer that is unaffiliated with us for providing certain electronic platform services with respect to this offering.

The value of the Notes shown on your account statement may be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do). That estimate will be based upon the price that RBCCM may pay for the Notes in light of then-prevailing market conditions, our creditworthiness and transaction costs. For a period of approximately six months after the Issue Date, the value of the Notes that may be shown on your account statement may be higher than RBCCM’s estimated value of the Notes at that time. This is because the estimated value of the Notes will not include the underwriting discount or our hedging costs and profits; however, the value of the Notes shown on your account statement during that period may initially be a higher amount, reflecting the addition of RBCCM’s underwriting discount and our estimated costs and profits from hedging the Notes. This excess is expected to decrease over time until the end of this period. After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect their estimated value.

RBCCM or another of its affiliates or agents may use this pricing supplement in the initial sale of the Notes. In addition, RBCCM or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

For additional information about the settlement cycle of the Notes, see “Plan of Distribution” in the accompanying prospectus. For additional information as to the relationship between us and RBCCM, see the section “Plan of Distribution—Conflicts of Interest” in the accompanying prospectus.

Structuring the Notes

The Notes are our debt securities. As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness. In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under structured notes at a rate that is lower than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity. The lower internal funding rate, the underwriting discount and the hedging-related costs relating to the Notes reduce the economic terms of the Notes to you and result in the initial estimated value for the Notes being less than their public offering price. Unlike the initial estimated value, any value of the Notes determined for purposes of a secondary market transaction may be based on a secondary market rate, which may result in a lower value for the Notes than if our initial internal funding rate were used.

In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with RBCCM and/or one of our other subsidiaries. The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, volatility and the tenor of the Notes. The economic terms of the Notes and the initial estimated value depend in part on the terms of these hedging arrangements.

See “Selected Risk Considerations—Risks Relating to the Initial Estimated Value of the Notes and the Secondary Market for the Notes—The Initial Estimated Value of the Notes Is Less Than the Public Offering Price” above.

Validity of the Notes

In the opinion of Norton Rose Fulbright Canada LLP, as Canadian counsel to the Bank, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank in conformity with the indenture, and when the Notes have been duly executed, authenticated and issued in accordance with the Indenture and delivered against payment therefor, the Notes will be validly issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario or Québec, or the federal laws of Canada applicable therein, will be valid obligations of the Bank, subject to the following limitations: (i) the enforceability of the indenture may be limited by the Canada Deposit Insurance Corporation Act (Canada), the Winding-up and Restructuring Act (Canada) and bankruptcy, insolvency, reorganization, receivership, moratorium, arrangement or winding-up laws or other similar laws of general application affecting the enforcement of creditors’ rights generally; (ii) the enforceability of the indenture is subject to general equitable principles, including the principle that the availability of equitable remedies, such as specific performance and injunction, may only be granted at the discretion of a court of competent jurisdiction; (iii) under applicable limitations statutes generally, including that the enforceability of the indenture will be subject to the limitations contained in the Limitations Act, 2002 (Ontario), and such counsel expresses no opinion as to whether a court may find any provision of the indenture to be unenforceable as an attempt to vary or exclude a limitation period under such applicable limitations statutes; (iv) rights to indemnity and contribution under the Notes or the indenture which may be limited by applicable law; and (v) courts in Canada are precluded from giving a judgment in any currency other than the lawful money of Canada and such judgment may be based on a rate of exchange in existence on a day other than the day of payment, as prescribed by the Currency Act (Canada). This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Québec and the federal laws of Canada applicable therein. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the opinion letter of such counsel dated December 20, 2023, which has been filed as Exhibit 5.3 to the Bank’s Form 6-K filed with the SEC dated December 20, 2023.

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to the Bank, when the Notes offered by this pricing supplement have been issued by the Bank pursuant to the indenture, the trustee has made, in accordance with the indenture, the appropriate notation to the master note evidencing such Notes (the “master note”), and such Notes have been delivered against payment as contemplated herein, such Notes will be valid and binding obligations of the Bank, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith) and possible judicial or regulatory actions or applications giving effect to governmental actions or foreign laws affecting creditors’ rights, provided that such counsel expresses no opinion as to (i) the enforceability of any waiver of rights under any usury or stay law or (ii) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as the foregoing opinion involves matters governed by the laws of the Provinces of Ontario and Québec and the federal laws of Canada, you have received, and we understand that you are relying upon, the opinion of Norton Rose Fulbright Canada LLP, Canadian counsel for the Bank, set forth above. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the authentication of the master note and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the opinion of Davis Polk & Wardwell LLP dated May 16, 2024, which has been filed as an exhibit to the Bank’s Form 6-K filed with the SEC on May 16, 2024.